FORM 4
                                             _________________________________
                                             |          OMB APPROVAL         |
[ ] Check this box if no longer subject      _________________________________
    to Section 16. Form 4 or Form 5          | OMB Number: 3235-0287         |
    obligations may continue.  See           | Expires: September 30, 1998   |
    Instruction 1(b).                        | Estimated average burden      |
                                             | hours per response....... 0.5 |
                                             _________________________________


                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)
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1. Name and Address of Reporting Person*

   McCain             Thomas             K.
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   (Last)            (First)            (Middle)

   c/o Specialty Catalog Corp.
   21 Bristol Drive
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                     (Street)

   South Easton          MA             02375
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   (City)               (State)         (Zip)

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2. Issuer Name and Ticker or Trading Symbol

   Specialty Catalog Corp. (CTLG)
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3. IRS or Social Security Number of Reporting Person (Voluntary)

   ###-##-####
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4. Statement for Month/Year

   November, 2000
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5. If Amendment, Date of Original (Month/Year)


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6. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   [ ] Director                             [ ] 10% Owner
   [x] Officer (give title below)           [ ] Other (specify below)

   Senior Vice President and Chief Financial Officer
   -------------------------------------------------

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7. Individual or Joint/Group Filing (Check Applicable Line)

   [x] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

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
                        TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
---------------------------------------------------------------------------------------------------------------------------------
                                                                                    5. Amount of     6. Owner-
                                                                                       Securities       ship
                        2. Trans-     3. Trans-                                        Beneficially     Form:
                           action        action       4. Securities Acquired (A)       Owned at         (D)         7. Nature
                           Date          Code            or Disposed of (D)            End of           Direct         Indirect
1. Title of Security       (Month/    (Instr. 8)      --------------------------       Month            or (I)         Beneficial
   (Instr. 3)              Day/       ----------      Amount    (A) or     Price       (Instr.          Indirect       Ownership
                           Year)      Code    V                 (D)                    3 and 4)         (Instr. 4)     (Instr. 4)
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
Common Stock, $0.01
par value per share     11/13/00      P               2,000      A         $2.00       10,000            D
---------------------------------------------------------------------------------------------------------------------------------
Common Stock, $0.01
par value per share     11/17/00      P                 100      A         $2.00       10,100            I           By Trust (1)
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Common Stock, $0.01
par value per share     11/20/00      P                 500      A         $2.25       10,600            I           By Trust (1)
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Common Stock, $0.01
par value per share     11/20/00      P                 500      A        $2.375       11,100            I           By Trust (1)
---------------------------------------------------------------------------------------------------------------------------------
Common Stock, $0.01
par value per share     11/27/00      P                 500      A        $2.125       11,600            I           By Trust (1)
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                                                                                                                  SEC 1474 (7-96)

                           TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                    (e.g. puts, calls, warrants, options, convertible securities)
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    1.        2.        3.         4.         5.             6.                 7.           8.        9.         10.       11.
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                                                                           Title and                           Ownership
                                          Number of     Date Exer-         Amount of                           Form of
                                          Derivative    cisable and        Underlying              Number of   Deriv-
                                          Securities    Expiration         Securities      Price   Derivative  ative
            Conver-             Trans-    Acquired (A)  Date (Month/       (Instr. 3       of      Securities  Security:
            sion or   Trans-    action    or Disposed    Day/Year)          and 4)         Deriv-  Benefi-     Direct
            Exercise  action    Code      of (D)        --------------    --------------   ative   cially      (D) or    Nature of
Title of    Price of  Date      (Instr.   (Instr. 3,    Date                      Amount   Secur-  Owned at    Indirect  Indirect
Derivative  Deriv-    (Month/    8)        4 and 5)     Exer-    Expir-           or Num-  ity     End of      (I)       Beneficial
Security    ative      Day/     --------  ----------    cis-     ation            ber of   (Instr. Month       (Instr.   Ownership
(Instr. 3)  Security   Year)    Code  V   (A)   (D)     able     Date     Title   Shares    5)     (Instr. 4)   4)       (Instr. 4)
-----------------------------------------------------------------------------------------------------------------------------------
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Stock
Options
(Right to                                                                 Common
Buy (2)     $6.50     6/21/99                           (3)      6/21/09  Stock   50,000             50,000       D
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Stock
Options
(Right to                                                                 Common
Buy (4)     $2.50     6/22/99                           (5)      6/21/10  Stock   20,000             20,000       D
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

Explanation of Responses:

(1) Comprises part of 1,600 shares of the Company's common stock held in trust for Thomas McCain's son. The reporting person disclaims beneficial ownership of these securities. This report shall not be deemed an admission that the reporting person is the beneficial owner of these securities under
     Section 16 of the Securities Exchange Act of 1934 or for any other purpose.

(2) Granted pursuant to the Specialty Catalog Corp. 1996 Stock Incentive Plan, as amended.

(3) 20% exercisable on and ater each of the first 5 anniversaries of the date of the grant.

(4)  Granted pursuant to the Specialty Catalog Corp. 2000 Stock Incentive Plan.

(5) 33.3% exercisable on and after each of the first 3 anniversaries of the date of the grant.





              /s/ Thomas McCain                                  12/7/00
              ----------------------------------------     --------------------
              ** Signature of Reporting Person                    Date


** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.


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